"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Reference:
Ole Kristian Lunde, SVP Corporate Communication, Tel: +47 22 54 44 31

Date: 28.10.2002

ORK – Trade subject to notification

Orkla's Financial Investments area has on 25 October 2002 bought 17,600 shares in Elkem ASA at a price of NOK 179 per share. After this transaction Orkla including subsidiaries owns 18,867,422 Elkem shares, representing 38.3% of the share capital.